

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Via facsimile
Lihua International, Inc.
Mr. Yang "Roy" Yu, Chief Financial Officer
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

> **Re:** **Lihua International, Inc.**
> **Form 10-K filed March 14, 2011 for the year ended December 31, 2011**
> **Form 10-Q filed May 10, 2011 for the quarter ended March 31, 2011**
> **File No. 1-34445**

Dear Mr. Yu:

We have reviewed your filings and your response to our comment letter dated July 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1. Please provide to us your proposed future disclosures as they relate to the comments contained in this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Results of Operations, page 44

2. Please revise future filings to better explain the factors that resulted in changes in volumes sold and changes in average sales prices by product category during each period presented. Also, to the extent that sales trends and/or gross profit margins for CCA and copper wire are different and materially impact your results, please revise future filings to

separately present sales and cost of sales for each such product during each period presented. This comment is also applicable to future quarterly filings.

3.   Please revise future filings to address the fact that during 2010 the volumes sold of CCA and copper wire appear to have exceeded 100% of your disclosed capacity. Specifically, address if you expect your current capacity for CCA and copper wire to limit potential future sales and if you have any intentions to expand such capacity.

4.   Please revise future filings to separately present cost of sales by product category, as currently presented in your selected financial data, and disclose and discuss the reasons for changes in gross profit margins by product category during each period presented. This comment is also applicable to future quarterly filings.

5.   Please revise future filings to better explain the factors that impacted the change in the fair value of your warrants during each period presented. This comment is also applicable to future quarterly filings.

Liquidity and Capital Resources, page 48

6.   In light of the significant restrictions on the conversion of Renminbi and foreign currencies imposed by the PRC, please provide the following additional disclosures in future filings:
   - The methods you use to transfer cash between your operating subsidiaries and the offshore parent company.
   - The amount of cash held in Renminbi and in other foreign currencies.
   - Your current intentions regarding the recent BOD directive approving common stock repurchases, including if and how you intend to fund such repurchases.
   This comment is also applicable to future quarterly filings.

7.   Please revise future filings to address the purpose of your cash reserves and to provide investors with disclosures to enable them to better understand the financial statement impact and business reasons underlying your cash management strategy. See Section 501.13.d of the Financial Reporting Codification.

8.   Please revise future filings to disclose the expected completion date and expected amount of capital expenditures to be incurred for your planned expansions. Also, please revise future quarterly filings to update the status of such projects, including changes in the expected completion date and costs to complete.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-11

9.   Please tell us, and clarify in future annual and quarterly filings, when merchandise is
        considered to be "sold" (i.e. upon shipment, upon delivery) such that revenue is
        recognized.

Shipping and handling costs, page F-12

10.   Please tell us, and clarify in future annual and quarterly filings, why percentage increases
        in shipping and handling costs are significantly less than percentage increases in sales.

Foreign currency, page F-13

11.   Please tell us, and disclose in future filings, the functional currencies of each subsidiary
        listed on page F-6 as well as the functional currency of the parent and registrant.

12.   Please explain to us how you determine the effect of exchange rates on cash as presented
        in your statements of cash flows, including why the impact was positive in 2010 based on
        the decline in year-end exchanges rates from December 31, 2009 to December 31, 2010.
        Also, please explain to us how you determine foreign currency translation adjustments as
        presented in your statements of stockholders' equity, including why the impact increased
        significantly in 2010.

Note 3. Fair Value Measurements and Financial Instruments, page F-16

13.   Please explain to us how you determined to account for the exercise of warrants as debt
        extinguishments.

Form 10-Q for the quarter ended March 31, 2011

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis of Presentation, page 7

14.   Please revise future filings to clarify, if accurate, that all adjustments are of a normal
        recurring nature, otherwise, please disclose the nature and amount of any adjustments that
        are other than normal recurring as required by Rule 10-01(b)(8) of Regulation S-X.

Note 8. Prepaid Land Use Right, page 14

15.   Please tell us, and clarify in future filings, when the remaining land use payment is
        expected to be paid and describe the other formalities that are not yet complete.

Specifically, please address if there are risks that such formalities may not be complete and indicate what, if any, recourse you would have in such circumstances.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief